



ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
    Gryphon Online Safety, Inc.

Opinion

We have audited the financial statements of Gryphon Online Safety, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has yet to achieve positive cash flows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 24, 2023

Gryphon Online Safety, Inc.
Balance Sheets

	December 31,	
	2022	**2021**

Assets		
Current assets		
Cash and cash equivalents	$ 299,314	$ 1,376,665
Inventory, net	857,085	1,680,237
Prepaid expenses	55,371	75,744
Deposits	142,912	177,315
Other receivables	148,313	105,943
Total current assets	1,502,995	3,415,904
Intangible assets, net	1,978,022	1,645,580
Total assets	$ 3,481,017	$ 5,061,484

Liabilities and Stockholders' Equity

Current liabilities		
Accounts payable and accrued expenses	$ 1,058,301	$ 628,774
Deferred revenue and customer deposits	519,561	422,737
Short term notes payable	140,887	-
Accrued Interest - long term notes	25,428	-
Convertible equity instruments, net of discount	449,595	-
Total current liabilities	2,193,772	1,051,511
Long Term notes payable	500,000	150,000
Accrued interest - long term notes	-	8,152
Total liabilities	2,693,772	1,209,663

Commitments and contingencies

Stockholders' equity		
Series Seed Preferred stock, 9,136,468 shares issued and outstanding at December 31, 2022 and 2021	914	914
Series A-1 Preferred stock, 5,616,525 shares issued and outstanding at December 31, 2022 and 2021	562	562
Series A-2 Preferred stock, 454,544 shares issued and outstanding at December 31, 2022 and 2021	45	45
Common stock, 10,756,391 and 10,746,391 shares issued and outstanding at December 31, 2022 and 2021, respectively	1,076	1,075
Additional paid-in capital	10,743,927	10,634,186
Accumulated deficit	(9,959,279)	(6,784,961)
Total stockholders' equity	787,245	3,851,821
Total liabilities and stockholders' equity	$ 3,481,017	$ 5,061,484

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations

	For the years ended December 31,	
	2022	**2021**
Net revenue		
Product	$ 1,460,657	$ 2,079,425
Service and other	685,498	691,313
Total net revenue	2,146,155	2,770,738
Cost of goods sold	(1,370,464)	(1,630,509)
Gross profit	775,691	1,140,229
Operating expenses		
Operations	536,820	452,507
Sales and marketing	1,592,632	1,442,200
General and administrative	453,154	423,865
Research and development	798,329	607,002
Total operating expenses	3,380,935	2,925,574
Loss from operations	(2,605,244)	(1,785,345)
Other income (expense)		
Interest expense	(29,581)	(48,636)
Interest income	104	228
Amortization	(539,597)	(433,706)
Total other income (expense)	(569,074)	(482,114)
Net loss before income tax	(3,174,318)	(2,267,459)
Provision for income tax	-	-
Net loss	$ (3,174,318)	$ (2,267,459)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity

| | Series Seed Preferred Stock | | Series A-1 Preferred Stock | | Series A-2 Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2020	9,136,468	$ 914	-	$ -	-	$ -	10,404,791	$ 1,041	$ 5,565,965	$ (4,517,502)	$ 1,050,418
Preferred shares issued for conversion of debt					454,544	45	-	-	399,955	-	400,000
Preferred shares issued for cash			5,616,525	562			-	-	6,177,620	-	6,178,182
Issuance costs of preferred shares issued for cash	-	-	-	-	-	-	-	-	(1,559,558)	-	(1,559,558)
Issuance of stock under employee stock plans							341,600	34	19,420		19,454
Stock based compensation	-	-	-	-	-	-	-	-	30,784	-	30,784
Net Loss	-	-	-	-	-	-	-	-	-	(2,267,459)	(2,267,459)
Balance on December 31, 2021	9,136,468	914	5,616,525	562	454,544	45	10,746,391	1,075	10,634,186	(6,784,961)	3,851,821
Issuance of stock under employee stock plans	-	-	-	-	-	-	10,000	1	-	-	1
Stock based compensation	-	-	-	-	-	-	-	-	109,741	-	109,741
Net Loss	-	-	-	-	-	-	-	-	-	(3,174,318)	(3,174,318)
Balance on December 31, 2022	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,756,391	$ 1,076	$ 10,743,927	$ (9,959,279)	$ 787,245

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Cash Flows

	Year ended December 31,	
	2022	**2021**
Cash flows from operating activities		
Net loss	$ (3,174,318)	$ (2,267,459)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization	526,058	433,706
Amortization of debt discount	13,539	
Stock based compensation	109,741	30,784
Allowance for inventory loss	155,000	30,000
Changes in operating assets and liabilities:		
Accounts receivable	-	14,131
Inventory	668,152	(1,330,386)
Prepaid expenses	20,373	13,950
Deposits	34,403	(92,040)
Other receivables	(42,370)	50,549
Accounts payable and accrued expenses	429,527	104,742
Accrued interest	17,276	(1,027)
Deferred revenue and customer deposits	96,824	(65,347)
Net cash used by operating activities	(1,145,795)	(3,078,397)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(858,500)	(588,560)
Net cash used by investing activities	(858,500)	(588,560)
Cash flows from financing activities		
Proceeds from issuance of short term notes payable	260,887	85,000
Repayment of short term notes payable	(120,000)	(545,285)
Proceeds from issuance of long term notes payable	350,000	-
Proceeds from issuance of preferred shares for cash	-	6,178,182
Payment of issuance costs for preferred shares	-	(1,559,558)
Proceeds from exercise of stock options	1	19,454
Proceeds from issuance of convertible equity instruments	517,289	-
Payment of issuance costs for convertible equity instruments	(81,233)	-
Net cash provided by financing activities	926,944	4,177,793
Net increase (decrease) in cash and cash equivalents	(1,077,351)	510,836
Cash and cash equivalents, beginning of year	1,376,665	865,829
Cash and cash equivalents, end of year	$ 299,314	$ 1,376,665

Supplemental Cash Flow Information:

Cash paid for interest	$ 10,805	$ 49,663
Cash paid for taxes	$ -	$ -

Non-Cash Investing and Financing Activities:

Conversion of debt into preferred shares	$ -	$ 400,000

See accompanying notes

Gryphon Online Safety, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2022 and 2021, the Company determined that allowances of $215,000 and $60,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2022 and 2021, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022 or 2021.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022 or 2021.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company recognized $798,329 and $607,002 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company recognized $1,592,632 and $1,442,200 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2022 and 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2022 and 2021, the Company had no accounts receivable.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 82% and 83% of revenue for 2022 and 2021 respectively is generated through one online seller. In addition, approximately 58% and 45% of inventory at the year ended December 31, 2022 and 2021 respectively is held by this online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 24, 2023 , the date these financial statements were available to be issued. Subsequent to December 31, 2022:

The Company issued 380,000 stock options which vest over a four-year period, beginning in January 2023.

The Company continues to sell the remaining approved Series A-1 Preferred Stock under a Reg CF offering or to accredited investors or institutions. An additional 273,468 shares have been sold, generating $280,730 in net proceeds. There are 2,790,505 shares remaining, potentially generating approximately $3,425,000 in new proceeds.

The Company has been notified by one of its manufacturing vendors that approximately $450,000 of components ordered in anticipation of future inventory builds will need to be scrapped. Due to supply chain challenges, these orders were not fulfilled during the COVID-19 pandemic. Since new products have been developed and are now available to customers, these orders for older products were canceled. The manufacturer claims that it cannot sell the components. The Company believes that it can find buyers for a majority of the components and that only $150,000 of customized parts cannot be resold. A reserve has been recorded for this amount.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2022 and 2021 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2022	December 31, 2021
Software	$ 3,655,070	$ 2,796,570
Other Intangible Assets	447	447
	3,655,517	2,797,017
Accumulated Amortization	(1,677,495)	(1,151,437)
	$ 1,978,022	$ 1,645,580

Amortization expense for the years ended December 31, 2022 and 2021, was $526,058 and $433,706, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2022	December 31, 2021
Sales channel partner holdbacks	$ 95,725	$ 87,206
Other	52,588	18,737
	$ 148,313	$ 105,943

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In August 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matures in January 2024.

In May 2022, the Company received $120,000 of proceeds from a loan from a sales channel partner. The loan accrued interest at a rate of 8.99% per annum and matured in November 2022. During the year ended December 31, 2022, the Company incurred $3,166 of interest expense on this short-term loan. This loan was repaid in full in November 2022.

March 2021, the Company borrowed $85,000 from a payment processing vendor to provide working capital. The fixed fee for the loan was $11,135. The loan and fee were repaid in full in July 2021.

LONG TERM DEBT

In 2020, the Company received proceeds from an SBA loan of $150,000. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. Repayment has been extended until January 2023 and the loan matures in June 2050. In February 2022, the Company received additional proceeds of $350,000 from the SBA, bringing the total SBA loan amount to $500,000.

Following is a summary of long-term minimum debt payments required over the next 5 years:

2023	$ 129,305
2024	11,583
2025	7,896
2026	11,466
2027	11,904
Thereafter	468,734
	$ 640,888

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that mature in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1. Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2. Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3. Upon maturity, outstanding principal must be converted into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issue of these instruments. Amortization expense for the year ended December 31, 2022 included $13,539 of amortization of expense related to the issue of the convertible equity instruments.

NOTE 7 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value, shares of Preferred Stock authorized at December 31, 2022 and 2021. At December 31, 2022 and 2021, there were issued and outstanding preferred shares of 15,207,537.

At December 31, 2022 and 2021, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The Company conducted an offering of its Series A-1 Preferred Stock during the year ended December 31, 2021, issuing 5,616,525 shares at $1.10 per share, providing gross proceeds of $6,178,182. Direct costs associated with the offering, including brokerage and legal fees, totaled $1,559,558, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

During the year ended December 31, 2021, the Company converted $400,000 of convertible equity instruments into 454,544 shares of Series A-2 Preferred Stock.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 8 – COMMON STOCK

The Company has 40,000,000, $0.0001 par value shares of common stock authorized at December 31, 2022 and 2021.

During the year ended December 31, 2022, the Company issued 470,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $109,741 of stock compensation expense related to stock options during the year ended December 31, 2022. During the year ended December 31, 2021, the Company issued 55,000 stock options for services and recognized $30,784 of stock compensation expense.

During the year ended December 31, 2022, the Company issued 10,000 shares of common stock at $0.0001 per share, for cash proceeds of $1 from exercised stock options. During the year ended December 31, 2021, the Company issued 341,600 shares of common stock at an average of $0.06 per share, for cash proceeds of $19,454 from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2020	1,610,500	$ 0.16	7.9
Granted	55,000	0.36	10.0
Exercised	(341,600)	0.06	-
Expired/Forfeited	(268,400)	0.07	-
Outstanding December 31, 2021	1,055,500	0.22	7.7
Granted	470,000	0.46	10.0
Exercised	(10,000)	0.00	-
Expired/Forfeited	(123,000)	0.40	-
Outstanding December 31, 2022	1,392,500	0.22	7.5

Options exercisable at December 31, 2022 and 2021 are 838,177 and 636,177, respectively.

The options issued during 2022 and 2021 vest ratably over periods of one to four years. At December 31, 2022, there are 554,323 unvested stock options outstanding and approximately $303,370 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

| | December 31, | |
	2022	2021
Expected life (years)	1-4	5
	2.64	
Risk-free interest rate	-3.46%	1.46 - 2.24%
Expected volatility	50%	35%
Annual dividend yield	0%	0%

NOTE 9 - WARRANTS

A summary of warrant activity for the years ended December 31, 2022 and 2021 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2020	446,341	$ 0.71	6.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2021	446,341	0.71	5.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2022	446,341	0.71	4.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $2,901,730 and $1,952,392, respectively. As of December 31, 2022, and 2021, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2022	**2021**
Deferred tax assets:		
Net operating loss carryforwards	$ 2,859,407	$ 1,957,488
Deferred revenue timing difference	28,079	(18,951)
Stock-based compensation	8,700	8,310
Research and development tax credit carryforwards	5,544	5,544
Total deferred tax assets	2,901,730	1,952,392
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(2,901,730)	(1,952,392)
Net deferred tax assets	$ -	$ -

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2022 and 2021 and no history of generating taxable income. Therefore, valuation allowances of $2,901,730 and $1,952,392 were recorded as of December 31, 2022 and 2021, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and the PTAB has determined all but one of the claims to be invalid. The suit may resume if the plaintiff decides to pursue this remaining claim. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would not exceed $100,000.

The impact of the COVID-19 pandemic continues to affect society, economies, financial markets, and business practices. Although work from home and remote learning initially increased the relevance of the Company's products and services, management is uncertain what effects future developments will have on demand for the Company's products and services, its ability to refinance its debt and its access to capital. If the Company is not able to respond to and manage the impact of such events effectively, the Company's business, operating results, financial condition and cash flows could be adversely affected.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $9,959,279 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2022 and 2021, the Company paid $79,480 and $113,510 respectively for legal counsel to a firm in which one of the directors is a partner.